Exhibit 99.1
For Immediate Release
Qiao Xing Mobile to Launch the Luxury Multi-Touchscreen Mobile Handset VEVA S90 in
Beijing on Thursday, April 16, 2009
Beijing, China (April 9, 2009) — Qiao Xing Mobile Communication Co., Ltd. (‘‘Qiao Xing Mobile’’ or ‘‘the Company’’) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets through its subsidiary CEC Telecom Co., Ltd. (‘‘CECT’’), today announced that it will introduce the new luxury high-end mobile handset model, the VEVA S90, and several other new handset models on Thursday, April 16, 2009. The VEVA S90 boasts multi-touch, EDGE network compatibility, and CMMB digital TV functionalities.
The Company will hold a press conference at 5:00 p.m., on the seventh floor banquet room of Sofitel Wanda Hotel in Beijing (93 Jianguo Road, Wanda Plaza, Building C, Chaoyang District, +86-10-8599-6666). A dinner reception will follow.
Among the VIP’s attending the ceremony will be local government officials, key figures in the Chinese media industry, and senior executives from Chinese mobile operators. Mr. Zhiyang Wu, Chairman of the Company, Mr. David Li, CEO and Mr. Kok Seong Tan, CFO, will also be on hand to brief investors on QXM’s robust growth potential in China’s high-end mobile phone market.
Mr. Wu commented, “Our VEVA brand, launched in May 2008, is designed mainly for China’s fashion-conscious and upwardly-mobile professional female and male. After signing Ms. Zhang Ziyi, international film megastar, as the brand’s spokesperson, the VEVA brand saw strong recognition and adoption among the targeted demographics, with 300,000 units shipped, at over 60% gross margin, in the third quarter of 2008 alone. The popularity of the VEVA can be seen at our four specialty retail stores in Beijing. We are confident VEVA as a luxury high-end brand, will merge fashion with high-tech and gain market share among China’s upwardly-mobile demographic.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” and “VEVA” brand names. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of April 9, 2009, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:
Shi Heng
Qiao Xing Mobile Communication Co., Ltd.
Tel: 86-10-82193728 ext 8070
Email: shiheng@cectelecom.com

Valentine Ding
Grayling
Tel: 1-646-284-9412
Mob: 1-646-400-2551
Email: valentine.ding@us.grayling.com